Exhibit 99.1

SAPIENS TO ANNOUNCE FIRST QUARTER 2021 FINANCIAL RESULTS ON May 4, 2021

April 22, 2021

Holon, Israel – April 22, 2021 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that it will report financial results for the first quarter that ended on March 31, 2021 on Tuesday, May 4, 2021.

The company will host a conference call and webcast on May 4, 2021 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-642-5032;

International: +972-3-918-0609;

UK: 0-800-917-5108.

The live webcast of the call can be accessed on Sapiens’ website at https://www.sapiens.com/investor-relations/ir-events-presentations/. A replay of the call will be available one business day following the completion of the event at the same location for 90 days.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor Contact

Daphna Golden

Vice President, Head of Investor Relations

Email: ir@sapiens.com

www.sapiens.com